UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

YiChang HEC ChangJiang Pharmaceutical Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

The People’s Republic of China
(Jurisdiction of Subject Company’s Incorporation or Organization)

Sunshine Lake Pharma Co., Ltd.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Peng Qi Yun

Secretary of the Board and Joint Company Secretary

YiChang HEC ChangJiang Pharmaceutical Co., Ltd.

Dongyangguang Scientific Park, No. 368 Zhen An Zhong Road

Chang’an County, Dongguan, Guangdong Province, 523871, China

Tel: +86 (769) 8861 5888

with copies to:

John D. Moore

Jianhao Zheng

Slaughter and May

47th Floor, Jardine house

One Connaught Place

Central, Hong Kong

Tel: +852 2521 0551

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 10, 2024
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit Number	Document
99.1*	Joint announcement (1) proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. (2) proposed special dividend (3) proposed withdrawal of listing (4) resumption of trading

99.2**	Joint announcement extension of time for despatch of the composite document and monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd.

99.3***	Joint announcement monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd.

99.4	Joint announcement monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd.

* Previously furnished with the Form CB furnished to the Securities and Exchange Commission on May 13, 2024.

** Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on June 7, 2024.

*** Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on July 5, 2024.

Item 2.	Informational Legends

The legends complying with Rule 802(b) of the Securities Act of 1933, as amended, are included in prominent portions of Exhibit Numbers 99.1, 99.3 and 99.4 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

Sunshine Lake Pharma Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of the Form CB on May 13, 2024.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lin Tao Xi
(Signature)

Lin Tao Xi (Corporate Secretary)
(Name and Title)

August 5, 2024
(Date)

3